Vanguard Fenway Funds Proxy Voting Results

Results of Proxy Voting

At a special meeting of shareholders on November 15, 2017, fund shareholders approved the following proposals:

Proposal 1 - Elect Trustees for the fund.*

The individuals listed in the table below were elected as trustees for the fund. All trustees with the exception of Ms. Mulligan, Ms. Raskin, and Mr. Buckley (each of whom already serve as directors of The Vanguard Group, Inc.) served as trustees to the funds prior to the shareholder meeting.

Trustee	For	Withheld	Percentage For
Mortimer J. Buckley	549,196,781	16,941,804	97.0%
Emerson U. Fullwood	548,277,743	17,860,842	96.8%
Amy Gutmann	547,523,838	18,614,747	96.7%
JoAnn Heffernan Heisen	548,366,779	17,771,806	96.9%
F. Joseph Loughrey	548,608,113	17,530,472	96.9%
Mark Loughridge	549,123,619	17,014,966	97.0%
Scott C. Malpass	547,921,510	18,217,075	96.8%
F. William McNabb III	548,186,555	17,952,030	96.8%
Deanna Mulligan	548,641,436	17,497,149	96.9%
André F. Perold	534,326,795	31,811,790	94.4%
Sarah Bloom Raskin	547,873,806	18,264,779	96.8%
Peter F. Volanakis	548,313,064	17,825,521	96.9%

*Results are for all funds within the same trust.

Proposal 3 – Approve a manager of managers arrangement with wholly owned subsidiaries of Vanguard.

This arrangement enables Vanguard or the fund to enter into and materially amend investment advisory arrangements with wholly-owned subsidiaries of Vanguard, subject to the approval of the fund's board of trustees and any conditions imposed by the Securities and Exchange Commission (SEC), while avoiding the costs and delays associated with obtaining future shareholder approval. The ability of the fund to operate in this manner is contingent upon the SEC's approval of a pending application for an order of exemption.

Vanguard Fund	For	Abstain	Against	Broker Non-Votes	Percentage For
Equity Income Fund	242,278,422	9,928,960	9,606,050	55,379,123	76.4%
PRIMECAP Core Fund	196,188,984	9,123,464	15,124,845	28,508,738	78.8%

Fund shareholders did not approve the following proposal:

Proposal 7 – Institute transparent procedures to avoid holding investments in companies that, in management's judgement, substantially contribute to genocide or crimes against humanity, the most egregious violations of human rights. Such procedures may include time-limited engagement with problem companies if management believes that their behavior can be changed.

The trustees recommended a vote against the proposal for the following reasons: 1) Vanguard is fully complaint with all applicable U.S. laws and regulations that prohibit the investment in any company owned or controlled by the government of Sudan, 2) The addition of further investment constraints is not in fund shareholders' best interests if those constraints are unrelated to a fund's stated investment objective, policies, and strategies, and 3) Divestment is an ineffective means to implement social change as it often puts the shares into the hands of another owner with no direct impact to the company's capitalization.

Vanguard Fund	For	Abstain	Against	Broker Non-Votes	Percentage For
Equity Income Fund	51,557,144	14,783,900	195,472,388	55,379,123	16.3%